DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005		MESSETURM 60308 FRANKFURT AM MAIN
450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1600 EL CAMINO REAL MENLO PARK, CA 94025	212 450 4500 FAX 212 450 3800	MARQUÉS DE LA ENSENADA, 2 28004 MADRID

99 GRESHAM STREET LONDON EC2V 7NG		1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033

15, AVENUE MATIGNON 75008 PARIS		3A CHATER ROAD HONG KONG

May 19 , 2006

VIA EDGAR SUBMISSION AND BY HAND

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re:	Price Communications Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 0-08309

Dear Mr. Spirgel:

     On behalf of Price Communications Corporation (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated April 28, 2006 (the “Comment Letter”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A filed March 31, 2006 (the “Preliminary Proxy Statement”).

     In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, an amendment to the Preliminary Proxy Statement (“Amendment No. 1”), and we have enclosed three “clean” copies of Amendment No. 1 as well as three copies that are marked to show changes from the Preliminary Proxy Statement.

     Set forth below are responses to the Staff’s comments as set forth in the Comment Letter. Page number references in the responses below correspond to the page numbers in Amendment No. 1.

Page 2	May 19, 2006

General

1.	In your response letter, please provide your analysis of why your proposed distribution of Verizon Communications stock to Price Communications’ shareholders does not require registration under the Securities Act of 1933.

Company Response:

      The proposed distribution of shares of Verizon Communications (“Verizon”) common stock to the Company’s shareholders is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(1) of the Securities Act in that the distribution does not involve an issuer, underwriter or dealer. The Company is quite clearly not the “issuer” or a “dealer” of the shares, in each case as defined in Section 2(12) of the Securities Act. The Company is also quite clearly not an “underwriter” with respect to the such shares because it committed to purchase the shares in a registered offering in August 2002. The offer and sale of such shares by Verizon to the Company was registered pursuant to a registration statement on Form S-4 (Reg. Nos. 333-82408 and 333-82408-1) in 2002. At that time, the Company made the investment decision in a registered transaction to exchange its wireless business for an interest in Verizon Wireless of the East LP (the “Verizon Partnership”) that, subject to certain conditions that are not within the Company’s control, would automatically be exchanged for shares of Verizon common stock in August 2006. Before the Company can distribute shares of Verizon common stock to its shareholders in August 2007, almost five years will have elapsed since it made the investment decision in a registered offering to acquire such shares.

      While Rule 145 under the Securities Act provides that certain participants in transactions specified in paragraph (a) thereof will be deemed to be “underwriters” under certain circumstances, Rule 145 does not apply in our case because the exchange that occurred in 2002 does not fit within any of the enumerated types of transactions to which Rule 145 applies. Furthermore, even if the exchange did constitute a transaction of a type specified in paragraph (a) of Rule 145, the Company would still not be deemed to be an “underwriter” of shares of Verizon common stock by virtue of paragraph (d)(2) thereof. The Company is not an affiliate of Verizon and a period in excess of one year has elapsed since the date the shares were “acquired”. We note that in determining the holding period for purposes of paragraph (d)(2) that Rule 145 was amended in 1990 “to clarify the Commission's intent that the holding period for securities acquired in a merger or other Rule 145(a) transaction begins at the time of the

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transaction, not the subsequent date when the securities are issued.” (Rel No. 33-6862, April 23, 1990).

Letter to Shareholders

2.	We note the statements by Mr. Price in the fifth paragraph of the letter to shareholders. Notwithstanding the parenthetical stating that “this does not constitutes an offer of securities for sale,” provide an analysis in your response letter as to why the statements do not constitute an offer of securities.

Company Response:

We respectfully submit that the reference:

“While I have no specific plans at this point, if I do decide to start a new company I may offer all Price Communications stockholders an opportunity to participate (this does not constitute an offer of any securities for sale)”

should not be deemed to constitute an offer of securities even without the protection afforded by Rule 135. Mr. Price included the statement to address an issue raised by some investors that by approving the dissolution, they will no longer be able to participate in Mr. Price’s future business endeavors. As stated, at this point Mr. Price has no specific plans. He has no current intent to form a new company, let alone any information about what business it would engage in, what its capital structure would be, etc. In addition, even if such a general statement were deemed to constitute an offer or the solicitation of an offer, such statement should be protected by Rule 135 because it includes the required legend and includes no information with respect to any potential offering of securities beyond the information that is permitted to be included pursuant to Rule 135.

Proposal 1 – Dissolution

3.	If you are asking shareholders to approve a specific plan of dissolution, please attach the plan of the dissolution as an appendix to the proxy statement.

Company Response:

      The Company is not asking its shareholders to approve a specific plan of dissolution.

Page 4	May 19, 2006

The Proposed Dissolution

4.	Disclose when you believe that the distribution of the company’s assets, including the shares of Verizon common stock, could occur. While you state that the lock-up agreement will delay any distribution for approximately one year after the exchange, it is not clear the extent to which the distribution could be further delayed beyond that date.

Company Response:

      In response to the Staff’s comment, we have revised the disclosure to make clear the expected timing of the initial distribution of the Company’s assets, including the shares of Verizon common stock. Please see pages 1, 6 and 17 of Amendment No. 1.

Background and Reasons for Dissolution

5.	Please elaborate on your indemnity obligations relating to the Verizon Transaction by disclosing the current value of the security interest and by quantifying the reserves that have already been booked on the balance sheet.

Company Response:

      We have revised the disclosure in response to the Staff’s comment and also to reflect the fact that the Company has settled the litigation that gave rise to the remaining indemnity obligations. Please see page 12 of Amendment No. 1.

6.	Please disclose the percentage of votes cast in the non-binding, advisory vote favoring an acquisition strategy and state that the board of directors unanimously recommended that shareholders vote for the non-binding, advisory vote. Expand on the efforts undertaken by your board following such vote to identify acquisition candidates, including the criteria employed and whether any such candidates were in fact identified and/or contacted. Please expand as to what the board’s “economic and fiduciary requirements” are in this regard. Please also explain what is meant by Mr. Price acting in his “personal capacity” and disclose Mr. Price’s current intent acting in such capacity to engage in transactions with any business or entity identified by the board or management during this search. In this regard, we note disclosure in your fiscal year 2005 Form 10-K and in the proxy statement filed April 1, 2003 that Mr. Price may

Page 5	May 19, 2006

leave the company and begin another company, including for the purpose of pursing one of the acquisitions or other business opportunities studied by the company and Mr. Price. Disclose what, if any, conflicts of interest may arise from Mr. Price’s intent to pursue any such acquisitions or business opportunities while acting in his personal capacity. To the extent he has no current intent(s), so state.

Company Response:

      We have revised the disclosure to reflect the percentage of votes cast in favor of the non-binding, advisory vote of our shareholders in 2003 and to address certain other aspects of the Staff’s comments. Please see pages 12 and 13 of Amendment No. 1.

      In addition, we supplementally advise the Staff that although Mr. Price has been evaluating acquisition and investment opportunities in his capacity as chief executive officer of the Company and in his personal capacity, the potential conflicts of interest that this creates are mitigated by differences in investment criteria for the Company and Mr. Price. In particular, the differences in investment criteria for the Company and Mr. Price include the different sizes of the transactions of interest to them and the differences in their tax considerations.

7.	Briefly disclose how you calculated the $1.2 billion taxable gain that would result from the example you provide of a sale of the 29,473,000 Verizon shares at $33.70 per share. Clarify that the $1.2 billion does not represent the actual tax that you would pay, briefly explaining the variables that would determine the tax rate and taxes on the gain. In addition, disclose that under the lock-up agreement, you would be limited in the number of shares that you could sell on any day for five years.

Company Response:

      In response to the Staff’s comment, we have revised the relevant disclosure. Please see pages 5, 13 and 28 of Amendment No. 1.

The Exchange

8.	Please elaborate here, or on page 14 under “Lock-up Agreement,” as to the material terms of the lock-up agreement with Verizon.

Page 6	May 19, 2006

Company Response:

      In response to the Staff’s comment, we have added disclosure regarding the material terms of the lock-up agreement. Please see page 16 of Amendment No. 1.

9.	Assuming the trailing 20-day average closing price of the Verizon common stock at the time of the exchange is at or below $40 per share, we note that the number of shares to be received in the exchange will be substantially less than the number of shares of Verizon common stock you could purchase in the open market with the dollar equivalent of your capital account. As of the most recent practicable date, disclose what this amount would be and also provide this disclosure in the Summary Term Sheet. In addition, compare the current value of the Verizon shares you will receive to the initial balance of your capital account and the most current value of your capital account.

Company Response:

      In response to the Staff’s comment, we have added the requested disclosure. Please see pages 6 and 14 of Amendment No. 1.

10.	Since the distribution of the Verizon common stock will be delayed for at least one year after the exchange, please provide a table that shows the potential value of the Verizon shares based upon a reasonable range of market prices for Verizon shares.

Company Response:

      In response to the Staff’s comment, we have added disclosure to reflect the historical performance of the market value of shares of Verizon common stock in the first quarter of 2006 and over the past three calendar years. Please see page 28 of Amendment No. 1.

      However, we respectfully advise the Staff that the Company does not have any basis to predict a prospective range of values or market prices for shares of Verizon common stock.

The Proposed Dissolution

11.	Please provide a table that shows in detail how you estimated the amount of cash and Verizon common stock that would be distributed to your shareholders, including how you arrived at the estimated value of your assets and liabilities.

Page 7	May 19, 2006

Company Response:

      In response to the Staff’s comment, we have added the requested table. Please see page 18 of Amendment No. 1.

12.	While you disclose several material factors that the board considered in deciding to recommend the proposed dissolution, you do not specifically discuss what will happen or occur should shareholders not approve the proposal or should you fail to meet the supermajority threshold. Please elaborate by discussing the company’s alternatives to dissolution, including the strengths and weaknesses of each and, to the extent known, the likelihood that one course of action may be taken over another.

Company Response:

      In response to the Staff’s comment, we have added a new section to Proposal 1 – Dissolution in Amendment No. 1. Please see pages 8 and 20 of Amendment No. 1.

Regulatory Approvals

13.	Please disclose when you would be required to register as an investment company under the Investment Company Act after the exchange under each scenario (i.e., until the distribution of the Verizon common stock or if the dissolution is not approved).

Company Response:

      In response to the Staff’s comment, we have revised the relevant disclosure. Please see pages 20 and 21 of Amendment No. 1.

Interests of Directors and Officers in the Proposed Dissolution

14.	Discuss and quantify the compensation your officers and directors will receive for services during the dissolution process, describing the services to be performed and the amount of compensation to be paid. We also note that you will make severance awards to your officers, but that the amount of these awards has not yet been determined. Please identify these officers and disclose when the board expects to determine the amount of the awards. Disclose why the board expects to make severance awards and the criteria that the board intends to use in determining the amount of the awards. Disclose whether the officers’ employment agreements already

Page 8	May 19, 2006

contain provisions for compensation in the event of dissolution. Disclose how the severance awards will impact what shareholders will receive in the distribution.

Company Response:

      In response to the Staff’s comment, we have revised the relevant disclosure. Please see pages 8, 21and 22 of Amendment No. 1.

      Additionally, we supplementally advise the Staff that the Company’s officers do not have employment agreements.

Material Federal Income Tax Consequences

15.	In the first bullet point in the list of material assumptions made by Davis Polk & Wardwell, please clarify that the U.S. federal income tax consequences of the Verizon transaction that were described in Price’s May 31, 2002 proxy statement were uncertain due to lack of authority interpreting the federal income tax law with regard to certain issues presented by the transaction.

Company Response:

      In response to the Staff’s comment, we have revised the relevant disclosure. Please see page 23 of Amendment No. 1.

16.	We note that the treatment of the reorganization as a reorganization within the meaning of Section 368(c) of the Internal Revenue Code “is not free from doubt” and that the federal income tax consequences to holders of Price common stock depends upon the conclusion that the reorganization qualifies as a section 268(c) reorganization. If counsel cannot opine on the tax consequences to Price shareholders, or if substantial uncertainty exists, please revise your disclosure to indicate why counsel can’t opine or why uncertainty exists and the degree of uncertainty. Provide disclosure setting forth the possible outcomes and risks to investors. Similarly revise your disclosure with respect to the federal income tax treatment of the alternative reorganization. Revise the summary disclosure of the tax consequences accordingly.

Company Response:

      In response to the Staff’s comment, we have revised the relevant disclosure. Please see pages 13 and 22 to 26 of Amendment No. 1.

Page 9	May 19, 2006

Documents Incorporated by Reference

17.	To assist shareholders in locating the document, specifically identify the registrants and file numbers of the proxy statement/prospectus on Schedule 14A and Form S-4 that you are incorporating by reference.

Company Response:

      In response to the Staff’s comment, we have revised the relevant disclosure. Please see page 44 of Amendment No. 1.

Also, as requested, please see attached the Company’s acknowledgment statement.

Page 10	May 19, 2006

     We are grateful for your assistance in this matter. A representative of this firm will call you after this filing has been made to discuss any concerns you may have. Please do not hesitate to call me at 212-450-4674, or my colleagues Nancy Sanborn (212-450-4955) and Himanshu Singh (212-450-4426), with any questions you may have with respect to the foregoing.

     Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc w/o encl:	Robert F. Price
Kim Pressman
Price Communications Corporation

Peter J. Samuels
Proskauer Rose LLP

Nancy L. Sanborn
Himanshu P. Singh
Davis Polk & Wardwell

PRICE COMMUNICATIONS CORPORATION

COMPANY STATEMENT

     On behalf of the Price Communications Corporation, a New York corporation (the “Company”), the undersigned acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this statement of the Company on this 19th day of May, 2006.

PRICE COMMUNICATIONS CORPORATION

By:	/s/Kim I. Pressman

	Name:	Kim I. Pressman

	Title:	Executive Vice President, Chief Financial
Officer, Assistant Treasurer and Secretary